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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Internet Pictures Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46059S101

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 46059S101			Page 2 of 4

1.	Name of Reporting Person: eBay Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 980,750 (See Item 4a)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 980,750 (See Item 4a)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 980,750 (See Item 4a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.30% (See Item 4b)

12.	Type of Reporting Person: CO

CUSIP No. 46059S101	13G	Page 3 of 4 Pages

Item 1.
	(a)	Name of Issuer: Internet Pictures Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 3160 Crow Canyon Road, San Ramon, CA 94583

Item 2.
	(a)	Name of Person Filing: eBay Inc.
	(b)	Address of Principal Business Office or, if none, Residence: 2145 Hamilton Avenue, San Jose, CA 95125
	(c)	Citizenship: Delaware
	(d)	Title of Class of Securities : Common Stock
	(e)	CUSIP Number: 46059S101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
	(d)	☐	An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned: 980,750*
	(b)	Percent of Class: 11.30%**
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 980,750*
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 980,750*
		(iv)	Shared power to dispose or to direct the disposition of: 0

*Consists of (i) 920,750 shares of Common Stock issued upon conversion of 100,000 shares of the issuer’s Series B Preferred Stock on December 4, 2003, and (ii) 60,000 shares of Common Stock issuable upon exercise of a warrant to purchase 60,000 shares of Common Stock. The amount beneficially owned remains unchanged from the Reporting Person’s Schedule 13G/A filed on April 9, 2002.

**Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The change in percent of class outstanding from the Reporting Person’s Schedule 13G/A filed on April 9, 2002 results solely from a change, since such date, in the aggregate number of the issuer’s securities outstanding. In accordance with Rule 13d-3, no shares of Series B Preferred Stock or other options, warrants, convertible securities or rights to acquire Common Stock held by any person other than the Reporting Person have been deemed outstanding for purposes of this calculation. Because all shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock, the Reporting Person’s actual voting interest is 5.47%.

CUSIP No. 46059S101	13G	Page 4 of 4 Pages

(c)	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

(d)	Ownership of More than Five Percent on Behalf of Another Person

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not Applicable.

(e)	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     Not Applicable.

(f)	Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to §240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

     Not Applicable.

(g)	Notice of Dissolution of a Group

     Notice of a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not Applicable.

(h)	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURE]

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2004

Date

/s/ BRIAN H. LEVEY

Signature

Brian H. Levey, Assistant Secretary

Name/Title